UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

MAGNUM RESOURCES, INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

559721 30 3

(CUSIP Number)

David B. Stocker, President

2425 East Camelback Road, Suite 1075

Phoenix, AZ 85016

(602) 852-5445

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 28, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing  this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.

   I.R.S. Identification Nos. of above persons (entities only)

        David B. Stocker

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [  ]

(b) [  ]

3. SEC Use Only

4. Source of Funds (See Instructions)

        PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to items 2(d) or 2(e)

[  ]

6. Citizenship or Place of Organization

        United States

Number of                         7.    Sole Voting Power

Shares                                  15,005,000

Beneficially   _____________________________________________________________________________________________

Owned by                          8.    Shared Voting Power

Each                                    0

Reporting      _____________________________________________________________________________________________

Person                               9.    Sole Dispositive Power

With                                    15,005,000

                       _____________________________________________________________________________________________

                                         10.    Shared Dispositive Power

                                           0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

        15,005,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

        (See Instructions)

[  ]

13. Percent of Class Represented by Amount in Row (11)

        60%

14. Type of Reporting Person (See Instructions)

        IN

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ITEM 1.  SECURITY AND ISSUER.

This statement on Schedule 13D relates to the common stock, $0.01 par value per share ("Common Stock"), of Magnum Resources, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is c/o 2425 East Camelback Road, Suite 10745, Phoenix, Arizona 85016.

ITEM 2.   IDENTITY AND BACKGROUND.

(a) David B. Stocker

(b) Business Address: 2425 East Camelback Road, Suite 1075, Phoenix, Arizona 85016.

(c) Consultant, attorney, and current president of Issuer

(d) Criminal Proceedings: None

(e) Civil Proceedings: None

(f) Citizenship: United States

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On March 28, 2007, 930 Investments, LLC, a Delaware limited liability company owned and controlled by David B. Stocker, agreed to contribute a minimum of thirty thousand dollars ($30,000.00) as paid in capital to the Company to pay for the costs of reinstating the Company with the state of Delaware and paying past due franchise taxes, reinstating the Company and bringing it into good standing with its transfer agent, current accounting, and filings with the Securities and Exchange Commission, so as to reactivate the Company as a reporting company.  930 Investments has also agreed to advise the Company as to potential business combinations.  In consideration for the $30,000.00 contribution, the agreement to contribute such additional funds as are necessary to accomplish the foregoing, and for services, the Company issued 15,000,000 shares of its common stock to 930 Investments.  All funds are the personal funds of David B. Stocker and 930 Investments.

ITEM 4.   PURPOSE OF TRANSACTION.

The purpose of the transaction was to obtain the necessary capital contribution in order to pay for the costs of reinstating the Company with the state of Delaware and paying past due franchise taxes, reinstating the Company and bringing it into good standing with its transfer agent, current accounting, and filings with the Securities and Exchange Commission, so as to reactivate the Company as a reporting company.  In addition, the Company requires ongoing consulting and advisory services to assist in ensuring the completion and filing of delinquent reports to bring the Company compliant with the Securities Act of 1934.  Moreover, the Company requires the ongoing services of a committed and interested individual and entity to assist the Company with locating a viable merger partner and properly consummating such transaction once the Company is current and compliant.  Accordingly, in addition to obtaining a capital contribution, the purpose of the transaction, was to obtain the current and ongoing services of David B. Stocker and 930 Investments.

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Mr. Stocker does not have any present plans or proposals that relate to or would result in the occurrence of any of the events or matters described in Item 4(a)-(j) of Schedule 13D.  However, upon ensuring that the Company is current and compliant in its reporting obligations under the Securities Exchange Act of 1934, Mr. Stocker shall seek a merger or acquisition partner which could result in a transaction under Item 4(b) of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a) Mr. Stocker is deemed the beneficial owner of 15,005,000 shares of Common Stock of the Company representing 60% of the Common Stock of the Company outstanding as of March 28, 2007. This number includes: (i) 15,000,000 shares of Common Stock currently owned by 930 Investments, LLC, a company owned and controlled by David B. Stocker, (ii) 5,000 shares of Common Stock purchased by Mr. Stocker personally on July 21, 2006 in a market transaction, and (iii) no options.

(b) Mr. Stocker has sole voting power over 15,005,000 shares of the Common Stock and shared voting power over 0 shares of the Common Stock.  He has sole dispositive power over 15,005,000 shares of the Common Stock and shared dispositive power over 0 shares of the Common Stock.

(c) Except as reported above in Item 3, Mr. Stocker has not effected any transactions in the Common Stock during the past 60 days.

(d) No other person has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities owned by Mr. Stocker.

(e) Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth under Items 3, 4 and 5 and the agreement referred to herein is incorporated herein by reference.  As described in Item 3 above, pursuant to an agreement for a capital contribution in the minimum amount of $30,000.00, and for services rendered and to be rendered, Mr. Stocker received 15,000,000 shares of common stock.

Mr. Stocker holds no options to purchase shares of Common Stock pursuant to any stock option or incentive plans and, other than as set forth herein, has no interest in any securities of the Company.  There is no agreement to issue Mr. Stocker additional securities of the Company.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 24, 2007

By: /s/ David B. Stocker

Name/Title: David B. Stocker

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